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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                        WASTE SYSTEMS INTERNATIONAL, INC.

                                (NAME OF ISSUER)

                                  COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)

                                    94106P209

                                 (CUSIP NUMBER)

                             YEAR END 12/31/00 - 13G

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

(1)       Name of Reporting Persons                                         UBS Americas Inc. (Successor by merger
          S.S. or I.R.S. Identification                                     to PaineWebber Group Inc.
          Nos. of Above Persons
                                                                            06-1595848

(2)       Check the Appropriate Box if a Member of Group                    (a)
          (See Instructions)                                                (b)     X

(3)       SEC Use Only

(4)       Citizenship of Place of Organization                              State of Delaware

          Number of Shares Beneficially Owned by Each Reporting             (5)  Sole Voting Power           0
          Person With                                                       (6)  Shared Voting Power         0
                                                                            (7)  Sole Dispositive Power      0
                                                                            (8)  Shared Dispositive Power    0

(9)       Aggregate Amount Beneficially Owned by Each Reporting Person      0

(10)      Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)

(11)      Percent of Class Represented by Amount in Row 9                   0

(12)      Type of Reporting Person (See Instructions)                       CO

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Item 1 (a) Name of Issuer

           WASTE SYSTEMS INTERNATIONAL, INC.

Item 1 (b) Address of Issuer's Principal Executive Offices

           420 BEDFORD STREET, SUITE 300
           LEXINGTON, MA  02420

Item 2 (a) Name of Person Filing

           UBS AMERICAS INC.

Item 2 (b) Address of Principal Business office:

           677 WASHINGTON BOULEVARD
           STAMFORD, CT 06901

Item 2 (c) Citizenship:

           State of Delaware

Item 2 (d) Title of Class of Securities.

           COMMON STOCK

Item 2 (e) CUSIP Number.
           94106P209

Item 3     The person filing this statement pursuant to Rule 13d-1 or 13d-2 is:

           (g)  Parent Holding Company, in accordance with 240.13d-1(b) ii(g)

Item 4     Ownership

(a)        Amount Beneficially Owned               0

(b)        Percent of Class                        0

(c)        Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote                     0

           (ii)  shared power to vote or to direct the vote                   0

           (iii) sole power to dispose or to direct the disposition of        0

           (iv)  shared power to dispose or to direct the disposition of      0

Item 5     Ownership of Five Percent or Less of a Class.                     /X/


Item 6     Ownership of More than Five Percent on Behalf of Another Person

           Inapplicable
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Item 7     Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company

                                     MHAM 0

           Mitchell Hutchins Institutional Investors Inc. ("MHII") and Financial Counselors, Inc. ("FCI") are wholly-owned subsidiaries of Mitchell Hutchins Asset Management Inc. ("MHAM"), which in turn is a wholly-owned subsidiary of PaineWebber Incorporated ("PWI"), which is in turn a wholly-owned subsidiary of PaineWebber Group Inc. ("PWG"). PWG is a parent holding company as that term is defined by Rule 13d-1(b) (1) (ii) (G) of the Securities Exchange Act of 1934 (the "Act"). PWI and MHAM are broker-dealers registered under Section 15 of the Act. PWI, MHAM, and FCI are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 8     Identification and Classification of Members of the Group

           Inapplicable

Item 9     Notice of Dissolution of the Group.

           Inapplicable

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

           After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

                                                    Date:  February 14, 2001


                                               Signature: /s/    Regina Dolan
                                                          ----------------------
                                          Name and Title:        Regina Dolan
                                                              Managing Director

                                               Signature: /s/ Sarah Starkweather
                                                          ----------------------
                                          Name and Title:     Sarah Starkweather
                                                                   Director